**NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES**

EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6C 1H2

www.emgold.com

September 1, 2017	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD ANNOOUNCES COMPLETION OF SHARE CONSOLIDATION

MOVING FORWARD WITH GOLDEN ARROW ACQUISITION

Emgold Mining Corporation (TSX-V: EMR) ("Emgold" or the "Company") is pleased to announce that it has received the necessary regulatory approval for a consolidation (the "Consolidation") of the Company’s issued and outstanding common shares (each a "Share") on the basis of ten (10) pre-Consolidation Shares for one (1) post-Consolidation Shares. The Consolidation was previously announced in the Company's press release dated July 18, 2017.

Prior to the Consolidation, Emgold had 79,712,350 Shares issued and outstanding. Post-Consolidation, the Company has 7,971,206 Shares issued and outstanding. Any fractional Share will be converted to nearest whole Share. The Shares will trade under the new CUSIP Number 290928407 and ISIN number CA2909284077. The Company’s name and trading symbol will remain the same. The Shares are expected to begin trading on a consolidated basis on or about September 1, 2017.

No action is required to be taken by shareholders who hold their shares through a securities broker, dealer, bank or trust company. Emgold’s transfer agent, Computershare Investor Services Inc. ("Computershare"), has sent a letter of transmittal to the registered shareholders that are required to submit a duly-completed letter of transmittal and their pre-Consolidation Share certificates to Computershare in exchange for a post-Consolidation Share certificate. If necessary, additional copies of the letter of transmittal can be obtained by contacting Computershare at 1-800-564-6253 or by e-mail at corporateactions@computershare.com.

As previously announced, Emgold is proceeding with its acquisition of an 80% interest in the Golden Arrow gold-silver property in Nevada (the "Golden Arrow Property"). The Golden Arrow Property is an advanced-stage exploration property with a comprehensive exploration database including geochemical sampling, geophysics, and over 190,000 feet of reverse circulation and diamond core drilling. A description of the property and details of the acquisition can be found in the Company's press release dated July 18, 2017.

Also as previously announced, Emgold intends to complete an equity financing (the "Offering") in conjunction with the execution of a definitive option agreement for the Golden Arrow Property. The net proceeds of the Offering will be used to fund the initial acquisition cost of the Golden Arrow Property, to conduct exploration on the property and Emgold's other properties, and for general working capital purposes. Details of this financing will be forthcoming.

About Emgold

Emgold is a junior gold exploration and mine development company that has several exploration properties located in the western United States and Canada. These include the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide gold and silver properties in Nevada, and the Stewart and Rozan poly-metallic properties in British Columbia.

This news release does not constitute an offer of sale of any of the above-mentioned securities in the United States. The foregoing securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the foregoing securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:

David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

This release was prepared by the Company's management. Neither the TSX Venture Exchange ("TSX-V) nor its Regulation Services Provider (as the term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated business plans and timing of future activities of the Company, the successful negotiation and execution of a definitive option agreement for the Golden Arrow Property and the successful completion of associated financing activities are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, issues raised during the Company's due diligence on the Golden Arrow Property, operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX-V acceptance of any current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.